Exhibit 8.1

The following is a list of the Company's subsidiaries as of April 16, 2018:

Name	Vessel/Activity	Organization	Ownership percentage

Scandic American Shipping Ltd.	Management Company	Bermuda	100%
NAT Chartering Ltd.	Management Company	Bermuda	100%
NAT Bermuda Holdings Limited	Management Company	Bermuda	100%